UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

1st Floor, 3 More London Riverside
London SE1 2RE, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

In connection with the business combination among Arqit Quantum Inc. (the “Company”), Centricus Acquisition Corp. and Arqit Limited, which closed on September 3, 2021 (the “Business Combination”), the Company entered into lock-up agreements with Centricus Heritage, LLC (the “Sponsor”) and the former shareholders of Arqit Limited (the “Arqit Limited Shareholders”) (the “Original Lock-Up Agreements”).

Pursuant to the Original Lock-Up Agreements, the Sponsor and the Arqit Limited Shareholders had agreed not to transfer any ordinary shares of the Company received pursuant to the Business Combination during the period commencing from the date of the closing of the Business Combination until the earlier to occur of (i) the date on which the closing price of the Company’s ordinary shares during such period exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days during a 30 consecutive trading day period and (ii) 18 months after the closing of the Business Combination.

On October 4, 2021, the Sponsor, the Arqit Limited Shareholders and their transferees, agreed to amend and restate the Original Lock-Up Agreements, and have agreed not to transfer any ordinary shares of the Company received pursuant to the Business Combination during the period commencing from the date of the closing of the Business Combination until the earlier to occur of (i) 11:59 p.m. Eastern time on the close of trading on the second full trading day following the public dissemination by the Company of its financial results for the six months ended March 31, 2022 by press release to the national wire services or by making a filing with the SEC; and (ii) such time as determined by the board of directors of the Company as being in the best interest of the parties to permit transfers (the “New Lock-Up Agreements”).

In addition to the Sponsor and the Arqit Limited Shareholders, Heritage Assets SCSP has agreed to enter into a New Lock-Up Agreement with respect to 1,825,096 shares assigned to it by the Arqit Limited Shareholders at the time of the closing of the Business Combination, which were previously subject to an Original Lock-Up Agreement.

Pursuant to the terms of the Business Combination, if at any time during the three years following the closing of the Business Combination, the closing price of the Company’s ordinary shares during such period is equal to or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days during a 30 consecutive trading day period (the “Earnout Condition”), the Arqit Limited Shareholders will be issued a further 10,000,000 ordinary shares of the Company (the “Earnout Shares”). Based on the recent trading price of the Company’s ordinary shares, the Company expects the Earnout Condition to be met in the near future. The Earnout Shares, if issued, will be subject to the New Lock-Up Agreements.

On October 4, 2021, Arqit issued a press release titled, “Arqit Founders Voluntarily Extend Lock-Up.” A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Arqit Quantum Inc., dated October 4, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ David Williams
Name:	David Williams
Title:	Chief Executive Officer

Date: October 4, 2021